UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

CREDIT ACCEPTANCE CORPORATION
(Name of Subject Company (Issuer))
CREDIT ACCEPTANCE CORPORATION
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class Securities)
225310-10-1
(CUSIP Number of Class of Securities)

Charles A. Pearce
Chief Legal Officer and Corporate Secretary
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, MI 48034-8339
(248) 353-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Dr.
Chicago, IL 60606
(312) 407-0700
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$124,999,940.63
AMOUNT OF FILING FEE**	$14,512.49

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,904,761 shares of the outstanding common stock at a price of $62.625 per share in cash.

**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,512.49
Form or Registration No.: Schedule TO
Filing Party: Credit Acceptance Corporation
Date Filed: February 9, 2011
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 9, 2011 (“Schedule TO”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the SEC on February 24, 2011, February 28, 2011, February 28, 2011 and March 3, 2011, respectively, by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 1,904,761 shares of its common stock, par value $0.01 per share, at a price of $65.625 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated February 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 5 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.
Item 4. Terms of the Transaction.
     Item 4 is hereby amended and supplemented by adding the following information:
     The tender offer expired at 5:00 p.m., New York City time, on March 10, 2011. A total of 16,186,614 shares were properly tendered and not properly withdrawn. CA accepted for payment a total of 1,904,761 shares at a purchase price of $65.625 per share, net to the seller in cash, without interest.
Item 11. Additional Information.
     Item 11 is hereby amended and supplemented by adding the following information:
     On March 11, 2011, CA issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., New York City time, on March 10, 2011. A copy of the press release is filed as Exhibit (a)(5)(ix) to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 is hereby amended and supplemented to add the following:

EXHIBIT
NUMBER	DESCRIPTION
(a)(5)(ix)	Press release announcing final results of the tender offer, dated March 11, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION
By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: March 11, 2011

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iv)	Letter to Participants in the Credit Acceptance 401(k) Profit Sharing Plan and Trust.*

(a)(5)(v)	Press release dated February 9, 2011 announcing the commencement of the offer (incorporated by reference to CA’s Form 8-K dated February 9, 2011).

(a)(5)(vi)	Press release dated February 28, 2011 (incorporated by reference to Exhibit 99.1 to CA’s Current Report on Form 8-K filed with the SEC on February 28, 2011).

(a)(5)(vii)	Press release dated February 28, 2011 (incorporated by reference to Exhibit 99.2 to CA’s Current Report on Form 8-K filed with the SEC on February 28, 2011).

(a)(5)(viii)	Press release dated March 3, 2011 (incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on March 3, 2011).

(a)(5)(ix)	Press release announcing final results of the tender offer, dated March 11, 2011.

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time, Comerica Bank as administrative agent and Banc of America Securities LLC as sole lead arranger and sole bank manager (incorporated by reference to CA’s Form 8-K dated February 10, 2006).

(b)(ii)	Amendment No. 1, dated September 20, 2006, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iii)	Amendment No. 2, dated January 19, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iv)	Amendment No. 3, dated June 14, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(v)	Amendment No. 4, dated January 25, 2008, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated January 31, 2008).

(b)(vi)	Fifth Amendment, dated as of July 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-Q for the quarterly period ended September 30, 2008).

(b)(vii)	Sixth Amendment, dated as of December 9, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2008).

(b)(viii)	Seventh Amendment, dated as of June 15, 2009, to Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 18, 2009).

(b)(ix)	Eighth Amendment, dated as of October 20, 2009, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2009).

EXHIBIT
NUMBER	DESCRIPTION
(b)(x)	Ninth Amendment, dated as of February 1, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated February 5, 2010).

(b)(xi)	Tenth Amendment, dated as of June 9, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 9, 2010).

(b)(xii)	Indenture, dated as of February 1, 2010, among Credit Acceptance Corporation, the Guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on February 5, 2010).

(b)(xiii)	First Supplemental Indenture, dated March 3, 2011 (incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on March 3, 2011).

(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A dated April 10, 2009).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Form 10-Q for the quarterly period ended June 30, 1999).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2001).

*	Previously filed.

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